SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

March 12, 2008
Date of report (Date of earliest event reported)



Petroleum Development Corporation
Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other	*Commission*	*IRS Employer*
Jurisdiction	*File Number*	*Identification*
of Incorporation		*Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 5.02.   **Departure of Directors or Certain Officers; Election of directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

Petroleum Development Corporation announced management changes in a press release dated March 12, 2008. In addition to other management changes, the Company has named Richard W. McCullough as President in addition to his current roles as Vice Chairman and Chief Financial Officer. Mr. McCullough will continue to serve as CFO until a successor for the position is named. Barton R. Brookman has been promoted to an executive officer position, Senior Vice President Exploration and Production, from his previous position as Vice President of Production. In his new role Mr. Brookman will be in charge of all of the exploration and development drilling and production operations of the Company. The title of Eric R. Stearns was also changed to executive Vice President and his duties were changed as defined in the attached release.

The complete details of the Company's management changes are included in the Press Release is attached herein as Exhibit 99.1

In addition, effective March 9, 2008, the Board also appointed Mr. McCullough to the Planning and Finance Committee, and the Executive Committee of the Board of Directors, and confirmed his appointment to the Board.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

         PRESS RELEASE: dated March 12, 2008
<i>Petroleum Development Corporation Announced Management Changes
Revised Team Will Support Continuing Growth</i>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: March 13, 2008

By: /s/ Steven R. Williams
      Steven R. Williams
      Chairman and CEO



NEWS *FROM*

Petroleum Development Corporation

FOR IMMEDIATE RELEASE: March 12, 2008
CONTACT: Celesta Miracle - (304) 842-3597   http://www.petd.com

Petroleum Development Corporation Announces Management Changes
Revised Team Will Support Continuing Growth

BRIDGEPORT, WEST VIRGINIA: Petroleum Development Corporation (NASDAQ/GSM: PETD) today announced that it has named Richard W. McCullough as President in addition to his current roles as Vice Chairman and CFO. Mr. McCullough will continue to serve as CFO until a successor for the position is named. Eric. R. Stearns, formerly Executive Vice President of Exploration and Production, will continue to serve as Executive Vice President with new responsibilities including acquisitions, strategic planning, natural gas marketing, human resources and information technology. Barton R. Brookman has been promoted to an executive officer position, Senior Vice President Exploration and Production, from his previous position as Vice President of Production. In his new role Mr. Brookman will be in charge of all of the exploration and development drilling and production operations of the company.

"The Company's remarkable success and my planned retirement later this year have created the need for organizational changes and opportunities for new and expanded roles for some of our outstanding performers," said Steven R. Williams, Chairman and CEO. "The new structure and the management team will help the Company to continue to develop its core strengths and strategic focus and to fuel the future growth of PDC. His new role as President will position Mr. McCullough to lead the new management team through the coming transition period. In his new Executive Vice President assignment Mr. Stearns will be able to apply his extensive knowledge and experience in the industry to helping set the future direction of the Company and directing other areas of operations critical to the success of the Company. Mr. Brookman's addition to the executive team adds further operations management experience and deep knowledge of the Company's operations and personnel."

In addition to the changes in executive officers, Dewey W. Gerdom, who currently serves as Vice President Exploration, has been named Vice President Acquisitions & Divestures and will report to Mr. Stearns. Celesta M. Miracle, previously Vice President of Communications and Investor Relations, has been named as Vice President of Strategic Planning and will also report to Mr. Stearns. Ms. Miracle will continue to lead the investor relations function until a replacement is hired.

"The two new positions created and being filled by Mr. Gerdom and Ms. Miracle reflect areas of increasing importance and focus for the Company," said Mr. McCullough. "Each of these officers has the background and experience to make significant contributions to the future of the Company in their new roles."

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120 Genesis Boulevard • Bridgeport, West Virginia 26330 • (304) 842-3597

Mr. McCullough was elected Vice Chairman and Chief Financial Officer in December 2007 after serving as Chief Financial Officer and Treasurer since November 2006. A financial executive with over thirty years of experience working both for and with utilities and energy companies, Mr. McCullough previously held the position of President and CEO of Gasource, LLC and has held senior positions with JP Morgan Securities, Progress Energy, Deloitte and Touche, and the Municipal Gas Authority of Georgia. Mr. McCullough holds both BS and MS degrees from the University of Southern Mississippi and was a practicing Certified Public Accountant for eight years.

Mr. Stearns was appointed Executive Vice President of Exploration and Production in December 2004. Prior thereto, Mr. Stearns was Vice President of Exploration and Development since November 2003, having previously served as Vice President of Exploration since April 1995. Mr. Stearns joined PDC as a geologist in 1985 after working for Hywell, Incorporated and for Petroleum Consultants.

Mr. Brookman joined PDC in 2005 as Vice President Operations. Mr. Brookman has over twenty years of operations experience within the E&P sector. Prior to joining PDC Mr. Brookman worked for Patina oil and gas and predecessor Snyder Oil for 17 years in a series of jobs of increasing responsibility ending his service as Vice President of Operations of Patina. Mr. Brookman received a BS in Petroleum Engineering from the Colorado School of Mines and a MS in Finance from the University of Colorado/Denver.

Mr. Gerdom was appointed Vice President of Exploration in 2005 after joining PDC in 2000 as Project Manager in the Rocky Mountains. As VP of Exploration, Mr. Gerdom was responsible for all of the Company's exploration and land activities in the Rocky Mountain Region. Mr. Gerdom has over 25 years of oil and gas experience with both major and independent producers. Prior to joining PDC, Mr. Gerdom was employed as the Chief Operating Officer of Fruehauf Production Company (an independent producing company), as an Asset Manager with Chevron USA, and with Gulf Oil Company's land department. Mr. Gerdom is a graduate of the University of Wyoming with a B.S. Degree in Business.

Ms. Miracle was appointed Vice President of Communications and Investor Relations in 2005 after joining PDC as Vice President Investor Relations in February 2004. Prior to joining PDC, Ms. Miracle was an Investment Representative with Edward Jones for three years. Before that she had 10 years of oil and gas experience with Dominion Resources, where her focus was primarily in the regulatory area. Ms. Miracle graduated Summa Cum Laude with a B.S. Degree in Accounting from West Virginia University, and is currently attending the Executive MBA program at Duke University.

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. Its operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. PDC is included in the S&P SmallCap 600 Index and the Russell 3000 Index of Companies.

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